Contact

www.linkedin.com/in/kali-pothuraju-918994 (LinkedIn)

Top Skills

Software Engineering
Software Development
Linux

Kali Pothuraju

Co-founder, CTO @OneAir
United States

Summary

A technology enthusiast with a strong background and over 25 years of experience in design and development of enterprise software and automation of highly scalable environments such as semiconductor fab and genome sequencing center.

Experience

OneAir: Travel the world for less

Co-Founder, CTO
August 2020 - Present (3 years 2 months)

OneAir is a San Francisco, Bay Area travel technology company that is transforming the flight booking experience for all travelers with its innovative flight deal storefront and subscription service, setting a new industry standard. Designed for both personal and business use, OneAir tailors its solutions to make air travel affordable, accessible and deliver a stress-free booking experience.

The new platform accurately presents a diverse range of airline deals and choices in a sleek and intuitive interface, together with unmatched value and ultra low-cost membership. OneAir members get insider access to pre-negotiated private and corporate discounted airfares to top destinations globally, that are below market or airline rates.

Sign up @ www.oneair.ai and find out how much money you could save today!

Guardant Health

Director of Clinical Software
March 2015 - July 2019 (4 years 5 months)

. Led development and deployment of business automation system including LIMS using Labvantage framework and integrating LIMS with external systems such as Salesforce, eFax and Xifin.

. Improved operational efficiency in the CLIA lab by implementing and replacing LIMS and other integration components by migrating all the existing data
. Continuous collaboration with operational, marketing and quality control team for providing and maintaining better quality software.

Sequenta, Inc
Principal Architect, Informatics
April 2012 - March 2015 (3 years)

* Led development and deployment of LIMS system using Labvantage framework for CLIA and Research labs and integration of LIMS with external applications
* Responsible for managing LPL, a SaaS based system and integrating with in-house LIMS
* Responsible for development and commercialization of physician portal and integration with LPL
* Responsible for managing company wide reporting system setup using Tableau
* Built a team of software engineers and data analyst for developing and managing above products

Complete Genomics Inc.
Sr. Staff Software Engineer
August 2007 - April 2012 (4 years 9 months)
Mountain View, CA

* Responsible for full life cycle development of multiple LIMS systems for different in-house labs using Java, Microsoft.NET and SQL Server
* Responsible for designing and integrating genome sequencing automation system with LIMS and ERP(Epicore) using Java, JAX-WS and SQL Server
* Designed and developed pipeline for monitoring and controlling automation of genome sequencing instruments using .NET/C# and SQL Server
* Designed and developed Reporting service and database using SQL Server that extracts data from LIMS systems and other automation systems and provide easier schema for QC, analysis of lab metrics.
* Worked closely with multiple lab operations teams such as Reagents and Reagents for providing technical and operational support.
* Mentoring new software team members.

Perlegen Sciences
Technical Lead

April 2005 - August 2007 (2 years 5 months)

* Key member in Full life cycle development of next generation LIMS system. The system can used to implement new workflows easily using its easily configurable and metadata driven approach. This application was developed using .NET and Oracle.
* Led the development of custom workflows using existing LIMS system.
* Designed and developed Reporting application using SQL Server that extracts data from LIMS and provides user friendly reports.

Asyst Technologies

Sr. Software Engineer

December 1997 - December 2004 (7 years 1 month)

* Key member in full life cycle development of various multi-tier, distributed object oriented and web based applications used in semiconductor fabs.
* Full stack developer of enterprise software application called SMART-WIP that tracks hardware components real-time and connects to IBM using CORBA/IIOP. Led the development of database utility for managing both hardware and software components of SMART-WIP.
* These applications were developed using C++, Forte, Microsoft.NET framework, Oracle 8 and SQL Server 2000.

Education

Andhra University

Master's degree, Computer Science

Andhra University

Bachelor of Engineering - BE, Computer Science and Systems Engineering